MANOR PARK CONSTRUCTION LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	689,664.62
Total Income	**$689,664.62**
Cost of Goods Sold	
Contractors	475,818.35
Job Services	5,013.69
Job Supplies	76,872.77
Shipping	146.65
Total Cost of Goods Sold	**$557,851.46**
GROSS PROFIT	**$131,813.16**
Expenses	
Advertising & Marketing	2,931.10
Bank Charges & Fees	639.08
Car & Truck	4,026.98
Employee Benefits	14.65
Gas & Fuel	2,131.47
Insurance	4,811.72
Interest Paid	59.51
Legal & Professional Services	817.97
Meals & Entertainment	2,681.15
Office Supplies & Software	1,343.44
QuickBooks Payments Fees	1,424.74
Repairs & Maintenance	305.24
Taxes & Licenses	1,199.50
Travel	791.46
Utilities	2,205.99
Total Expenses	**$25,384.00**
NET OPERATING INCOME	**$106,429.16**
Other Income	
Cash Back Rewards	0.00
Total Other Income	**$0.00**
Other Expenses	
Gifts	290.00
Total Other Expenses	**$290.00**
NET OTHER INCOME	**$ -290.00**
NET INCOME	**$106,139.16**

MANOR PARK CONSTRUCTION LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital Bank Checking 0611	12.70
Capital Bank Checking 4811	27.49
Citi Checking	7,454.67
TD Checking	117.29
Total Bank Accounts	**$7,612.15**
Accounts Receivable	
Accounts Receivable (A/R)	74,251.03
Total Accounts Receivable	**$74,251.03**
Other Current Assets	
Undeposited Funds	12,226.86
Total Other Current Assets	**$12,226.86**
Total Current Assets	**$94,090.04**
TOTAL ASSETS	**$94,090.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One Credit Card	1,412.87
Total Credit Cards	**$1,412.87**
Other Current Liabilities	
Maryland Department of Revenue Payable	103.77
Total Other Current Liabilities	**$103.77**
Total Current Liabilities	**$1,516.64**
Total Liabilities	**$1,516.64**
Equity	
Owner's Draw	-25,590.80
Owner's Investment	5,490.63
Retained Earnings	6,534.41
Net Income	106,139.16
Total Equity	**$92,573.40**
TOTAL LIABILITIES AND EQUITY	**$94,090.04**

MANOR PARK CONSTRUCTION LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	106,139.16
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-74,251.03
Capital One Credit Card	1,412.87
Maryland Department of Revenue Payable	103.77
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-72,734.39**
Net cash provided by operating activities	**$33,404.77**
FINANCING ACTIVITIES	
Owner's Draw	-25,366.16
Owner's Investment	5,490.63
Retained Earnings	4,925.00
Net cash provided by financing activities	**$ -14,950.53**
NET CASH INCREASE FOR PERIOD	**$18,454.24**
Cash at beginning of period	1,384.77
CASH AT END OF PERIOD	**$19,839.01**